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                            EXHIBIT B                           Page 1 of 1

      LA SOCIETE FINANCIERE DESJARDINS LAURENTIENNE INC.'S

                 OFFER TO PURCHASE ALL SHARES OF

            LA CORPORATION DU GROUPE LA LAURENTIENNE

                       IS A MAJOR SUCCESS



MONTREAL, THURSDAY, DECEMBER 23, 1993 - La societe financiere Desjardins Laurentienne inc. (SFDL), a subsidiary of La societe financiere des caisses Desjardins inc., announced today that 20,750,435 Class A shares (multiple voting rights ) and approximately 33,627,471 Class B shares carrying La Corporation du Groupe La Laurentienne (CGLL) voting right, have been deposited as part of the SFDL's public exchange offer, or 100% of the Class A shares (multiple voting rights) and 98.7% of the Class B shares carrying CGLL voting right. The offer expired December 22, 1993 at 11:59 p.m. Montreal time.

The SFDL will take delivery of all the shares deposited following the offer and will pay the purchase price of them on January 1, 1994. In addition, the SFDL will exercise its right under terms of Article 51 of the Quebec Companies Act to buy Class B shares carrying CGLL voting right from shareholders who did not deposit their shares as part of the offer.

Following the close of the offer, the SFDL plans to review its corporate structure and operations, with a view in particular to pooling the assets of CGLL and those of La societe financiere des caisses Desjardins inc. that will be transferred to it immediately before the close of the offer.

Following the grouping, the SFDL will be a diversified financial institution in a leadership position in the Canadian financial community, with operations in the life insurance sector (Assurance-vie Desjardins, L'imperiale, La Laurentienne Vie); in property insurance (Assurances generales Desjardins); in banks (Laurentian Bank of Canada); in financial and trust services (Desjardins Trustco); and in securities (Valeurs mobilieres Desjardins).

SFDL's pro forma consolidated assets at June 30, 1993, were more than $21 billion, with revenues of more than $2 billion and net income of more than $17 million.

The SFDL's Class A subordinate shares and Class A preferred shares will be listed on the Montreal and Toronto stock exchanges.


Source:        Carole Foster
               Director, Communications
               Tel.: (514) 286-3282
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